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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

HAWK CORPORATION
(Name of Subject Company)

HAWK CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

420089 10 4
(CUSIP Number of Class of Securities)

Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3553
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
(216) 621-6536 (fax)

James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 579-0212 (fax)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

        This Amendment No. 4 to Schedule 14D-9 ("Amendment No. 4") amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission ("SEC") on November 1, 2010 (as subsequently amended, the "Schedule 14D-9"), by Hawk Corporation, a Delaware corporation ("Hawk" or the "Company"), relating to the cash tender offer by HC Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent" or "Carlisle"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Hawk (together with the associated preferred share purchase rights, the "Shares") at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by the Purchaser and Carlisle with the SEC on November 1, 2010 (together with any amendments or supplements thereto, the "Schedule TO"). The Offer to Purchase and the Letter of Transmittal together constitute the "Offer."

        All capitalized terms used in this Amendment No. 4 but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 4 is being filed to reflect certain updates as reflected below, including the termination of the applicable HSR waiting period (see below "Item 8. Additional Information—Antitrust Compliance") and Hawk's entry into a settlement agreement relating to the stockholder lawsuit (see below "Item 8. Additional Information—Stockholder Litigation").

        The items of the Schedule 14D-9 set forth below, to the extent such items incorporate by reference the information contained in the Schedule 14D-9, are hereby amended and supplemented as described below. All pages references in this Amendment No. 4 refer to the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

        The second paragraph on page 15 of Item 4(a)—"Background of the Offer" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          On February 19, 2010, Hawk's board of directors held a regularly scheduled meeting attended by Hawk's executive management and Hawk's outside legal counsel, Kohrman Jackson & Krantz PLL ("KJK"). At this meeting, the board reviewed the annual operating plan for 2010 presented by Hawk's executive management and discussed the company's business, performance and strategic direction, including potential opportunities to improve operational performance and profitability, capitalize on new growth opportunities and maximize stockholder value. An advisory firm, Fortuna Advisors LLC, retained by Hawk presented its analysis of the key components of stockholder value and indicated its belief that Hawk's then current stock price was undervalued by as much as 40%. The advisory firm indicated that the likely causes of this undervaluation were Hawk's customer concentration (including customers that also traded at a discount), Hawk's relatively small size, the Rights Agreement, the Series D Preferred Stock, and the perceived reinvestment risk arising from the cash on Hawk's balance sheet. The advisory firm did not quantify or assign any relative weights to any of these likely causes of the undervaluation. The advisory firm advised Hawk's board that to minimize the valuation gap the board should consider developing and executing a clear corporate strategy, including potential acquisitions, and in doing so, should carefully consider how Hawk deployed its capital and how Hawk used leverage. The advisory firm also stated that Hawk's corporate strategy should be clearly communicated to Hawk's stockholders. The advisory firm did not provide any specific conclusion to the board as to the corporate strategy that the board should employ. The board engaged in an extensive discussion regarding stockholder value.

        Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of such section:

Reconciliation of Projected Non-GAAP Financial Information
(dollar amounts are in millions; all amounts are approximate)

          The Projections include projections of Hawk's EBITDA and Adjusted EBITDA which are non-GAAP financial measures under the rules and regulations of the SEC. Hawk defines EBITDA as income from operations before depreciation and amortization. Hawk defines Adjusted EBITDA as income from operations before depreciation, amortization and certain non-recurring expenses as described below (collectively, the "EBITDA Addbacks"). EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with GAAP. Hawk provided this projected non-GAAP financial information to certain parties as described in the first paragraph of this section.

          Neither EBITDA nor Adjusted EBITDA should be considered a substitute for income from operations or any performance measures derived in accordance with GAAP. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect income from operations and may vary between companies, EBITDA and Adjusted EBITDA presented by Hawk may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and Adjusted EBITDA and income from operations, a financial measurement prepared in accordance with GAAP, is set forth below.

	Year Ending December 31,
	2010	2011	2012	2013	2014	2015
June 2010 Projections
Income from Operations	$34.8	$39.5	$44.8	$49.7	$54.5	—
Depreciation	$7.7	$7.9	$8.4	$8.9	$9.4	—
Amortization	$0.5	$0.5	$0.6	$0.6	$0.4	—

EBITDA	$43.0	$47.9	$53.8	$59.2	$64.3	—
EBITDA Addbacks*	$6.9	$7.1	$7.7	$8.0	$8.3	—

Adjusted EBITDA	$49.9	$55.0	$61.5	$67.2	$72.6	—
September 2010 Projections
Income from Operations	$38.8	$43.6	$48.0	$52.9	$57.7	—
Depreciation	$7.5	$8.0	$8.3	$8.8	$9.3	—
Amortization	$0.5	$0.5	$0.6	$0.6	$0.4	—

EBITDA	$46.8	$52.1	$56.9	$62.3	$67.4	$73.6
EBITDA Addbacks*	$8.1	$7.0	$7.7	$8.1	$8.4	$9.1

Adjusted EBITDA	$54.9	$59.1	$64.6	$70.4	$75.8	$82.7
October 2010 Projections
Income from Operations	$40.4	$44.7	$49.2	$54.3	$59.2	—
Depreciation	$7.5	$7.9	$8.4	$8.8	$9.3	—
Amortization	$0.5	$0.6	$0.5	$0.5	$0.4	—

EBITDA	$48.4	$53.2	$58.1	$63.6	$68.9	—
EBITDA Addbacks*	$8.1	$7.0	$7.7	$8.0	$8.4	—

Adjusted EBITDA	$56.5	$60.2	$65.8	$71.7	$77.3	—

*
EBITDA Addbacks include certain non-recurring expenses such as (1) $3.0 million to $3.3 million with respect to Messrs. Weinberg and Harbert, (2) $2.3 million with respect to fees and expenses associated with operating a publicly traded company, (3) $1.2 million to $1.5 million related to certain salary and benefit expenses, (4) $0.3 million associated with Hawk's corporate office, (5) $0.2 million related to expenses associated with corporate aircraft, (6) $0.2 million related to dues, subscriptions and other charitable contributions, and (7) $0.1 million related to litigation expenses. For only the year ending December 31, 2010 in the September 2010 Projections and the October 2010 Projections, EBITDA Addbacks include $1.3 million of expenses associated with the Transaction.

        The third to last paragraph on page 32 of Item 4(e)—"Opinion of Harris Williams—Comparison to Publicly Traded Companies" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams calculated a weighted Forward EBITDA multiple (7.5x) by weighting the median Forward EBITDA multiples of Off-Highway Manufacturers (7.2x) by 85% and Aerospace Manufacturers (9.3x) by 15% to reflect the approximate distribution of Hawk's revenue between those two categories. Increments of 1.0x above and below the overall weighted median of 7.5x were applied in order to produce a reference range of 6.5x to 8.5x.

        The last paragraph on page 32 of Item 4(e)—"Opinion of Harris Williams—Comparison to Publicly Traded Companies" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams adjusted the range of enterprise values for Hawk by appropriate size discount (21.8%) and control premium percentages (24.0%) to arrive at a range of implied equity values based on analyst-derived Forward EBITDA ($280.5 million to $365.9 million) and a range of implied equity values based on Hawk's adjusted EBITDA, as projected by management of Hawk in the September 2010 Projections, of $55.0 million ($349.9 million to $456.6 million). A size discount was applied due to the potential differences in characteristics typically attributed to larger companies, such as greater access to capital markets, greater diversity of product offerings, customers and geography and other strategic benefits associated with greater scale. The selected size discount of 21.8% represented the relative difference between the median EBITDA multiple of publicly traded companies acquired in change of control transactions that had closed since 2006 in industries similar to Hawk with an enterprise value between $100 million to $400 million and the median EBITDA multiple of publicly traded companies acquired in change of control transactions that had closed since 2006 in industries similar to Hawk with an enterprise value greater than $400 million. More than 90 change of control transactions involving publicly traded companies that had closed since 2006 in industries similar to Hawk were considered in the analysis. A control premium was applied to reflect that Hawk is being acquired in a change of control transaction, whereas the comparable public companies were valued based on the market value of a minority interest. The selected control premium of 24.0% represented the median premium of the offer price at the time of an announcement of a change of control transaction compared to the target's stock price one month prior to the announcement. 28 change of control transactions that closed since 2006 with a minimum transaction size of $150 million in industries similar to Hawk's were considered in the analysis. These estimated implied equity value ranges corresponded to a per share value of approximately $34.02 to $44.37 based on analyst estimates and $42.44 to $55.37 based on the September 2010 Projections.

        The third to last paragraph on page 33 of Item 4(e)—"Opinion of Harris Williams—Comparison to Mergers and Acquisitions" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          For each transaction, Harris Williams obtained the total enterprise value of the transaction as a multiple of the target company's EBITDA for the last twelve months ("LTM") from publicly available information. Harris Williams calculated the EBITDA multiple for each transaction which was then adjusted by the percentage change in the S&P 500 index (a proxy for market volatility) from the date of consummation of each transaction to the market close on October 13, 2010 in order to account for market volatility over the time period in which the subject transactions occurred. A median of the adjusted EBITDA multiples for the selected precedent transactions was calculated.

        The last paragraph on page 33 of Item 4(e)—"Opinion of Harris Williams—Comparison to Mergers and Acquisitions" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams calculated a range of enterprise values for Hawk ($266.3 million to $344.1 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on Hawk's quarterly report on Form 10-Q for the period ended June 30, 2010 ("June 30 10-Q") of $38.9 million, and a range of enterprise values for Hawk ($347.2 million to $448.6 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on updated EBITDA provided by Hawk as of August 31, 2010, of $50.7 million. Adjusted for Hawk's net debt position as of June 30, 2010 ($2.3 million) and discounted to reflect the relative size of Hawk to the selected companies (12.8%), these estimated enterprise value ranges corresponded to a per share value of approximately $28.41 to $36.64 for LTM EBITDA based on the June 30 10-Q and $36.96 to $47.69 for LTM EBITDA based on the updated EBITDA provided by Hawk. A size discount was applied due to the potential differences in characteristics typically attributed to larger companies such as greater access to capital markets, greater diversity of product offerings, customers and geography and other strategic benefits associated with greater scale. The size discount of 12.8% that was applied in the Comparison to Mergers and Acquisitions analysis was based on Standard & Poor's M&A Stats Report (August 2010), which demonstrated that transactions with enterprise valuations greater than $500 million compared to transactions between $250 to $499 million reflected a 12.8% premium in EBITDA multiple.

        The third full paragraph on page 34 of Item 4(e)—"Opinion of Harris Williams—Discounted Cash Flow Analysis" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams estimated the value of Hawk based on projected unlevered free cash flow estimates of $30.4 million, $29.7 million, $37.0 million, $40.4 million, and $44.2 million for the fiscal years ending December 31, 2011 through 2015, respectively. The unlevered free cash flow estimates were based on adjusted EBITDA, which excluded stock based compensation expenses, from the September 2010 Projections See "Certain Financial Projections" beginning on page 28. Harris Williams did not perform any independent inquiry with respect to the reasonableness of those Projections.

        The fourth full paragraph on page 34 of Item 4(e)—"Opinion of Harris Williams—Discounted Cash Flow Analysis" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams calculated a 12.4% weighted average cost of capital using the Capital Asset Pricing Model, the median capital structure of the comparable public companies, and other appropriate financial data. Harris Williams then applied this weighted average cost of capital as a discount rate to Hawk's projected unlevered free cash flow and a terminal value for Hawk (calculated using a 2% perpetuity growth rate based on industry trends, Hawk historical trends, and potential economic growth rates) to arrive at an estimated enterprise value. Harris Williams created a range of implied enterprise values for Hawk ($313.3 million to $423.2 million) resulted from adjusting the estimated enterprise value, as referenced in the previous sentence, up and down by Hawk's Forward EBITDA. Adjusting these estimated implied enterprise value ranges for Hawk's estimated net cash position as of December 31, 2010 ($19.9 million), per the management-provided projected balance sheet, implied to a per share value of approximately $40.41 to $53.74.

        The first paragraph on page 35 of Item 4(e)—"Opinion of Harris Williams—Leveraged Buyout Analysis" of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

          Harris Williams determined the amount of equity investment that would potentially be required to achieve generally acceptable returns for equity investors was calculated as $116.5 million using management's projections and a putative target range of return on equity of 27.0% to 30.0%. Given historic return requirements and the then-current market conditions, 28.5% was believed to represent an appropriate rate of return that would be required by an equity investor in a leveraged buyout transaction. When combined with the assumed debt level, this analysis implied per share values ranging from $36.94 to $50.28.

        Item 4(e)—"Opinion of Harris Williams" of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph above the subsection titled "Miscellaneous":

  Confirmation of Opinion

          As described in greater detail in the section of this Schedule 14D-9 titled "—Certain Financial Projections" Harris Williams was provided with the October 2010 Projections, which Hawk had also provided to Carlisle. The October 2010 Projections were not used as the basis of the financial analyses performed by Harris Williams and presented to the special committee on October 14, 2010. Per the request of the special committee, Harris Williams, however, has confirmed to the special committee in writing after consultation with its internal committee that if the October 2010 Projections had been used as the basis of its financial analyses, its opinion, that as of October 14, 2010, the Offer Price to be received pursuant to the Merger Agreement was fair, from a financial point of view, to the public shareholders of Hawk would not have changed.

Item 8.    Additional Information

        The subsection of Item 8 of the Schedule 14D-9 entitled "Antitrust Compliance" on page 42 is hereby amended and supplemented by adding the following text thereto:

          On Tuesday, November 23, 2010, the applicable waiting period under the HSR Act relating to the Offer was terminated. Accordingly, the condition of the Offer with respect to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

        The subsection of Item 8 of the Schedule 14D-9 entitled "Stockholder Litigation" on page 42 is hereby revised and restated in its entirety to read as follows:

  Stockholder Litigation

          Since October 25, 2010, two putative stockholder class action complaints challenging the Transaction were filed in the Court of Chancery in the State of Delaware against Hawk, the individual members of Hawk's board, Carlisle and the Purchaser. On November 9, 2010, plaintiffs in these lawsuits filed a consolidated class action complaint. The consolidated complaint alleges, among other things, that (1) members of Hawk's board breached their fiduciary duties owed to the public stockholders of Hawk by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Hawk to its public stockholders, (2) Messrs. Weinberg, Harbert and Krantz breached their fiduciary duties of loyalty and entire fairness, and (3) Carlisle aided and abetted such breaches of fiduciary duties. The complaint also alleges that the Merger Agreement unduly restricts Hawk's ability to negotiate with rival bidders, that Hawk stockholders have been deprived of the ability to make an informed decision as to whether to tender their Shares, and that the disclosures in the Schedule 14D-9 and in the Schedule TO filed by the Purchaser and Carlisle are materially inaccurate and incomplete. The complaint generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief. A hearing to consider plaintiffs' request for a preliminary injunction to prohibit the consummation of the Transaction has been scheduled for November 29, 2010.

          On November 23, 2010, a memorandum of understanding regarding settlement of the class action lawsuit (the "MOU") was agreed to by Hawk, each member of the Board, Carlisle and the Purchaser (collectively, the "Defendants") and each of the plaintiffs party to such litigation (collectively, the "Plaintiffs" and, together with Defendants, the "Parties"). While the Defendants deny the allegations made in such complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely consummation of the Offer or the Merger. The MOU, which is filed as an exhibit to the Schedule 14D-9, describes the terms that the Parties agree to include in the final settlement agreement concerning the action (the "Settlement Agreement"), and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

          The MOU, among other things, provides that Hawk will amend the Schedule 14D-9 to include certain supplemental disclosures. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the class action complaints and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the Plaintiffs, along with other members of the class of Hawk's stockholders certified for purposes of the Settlement Agreement, in favor of the Defendants and their related parties from any claims that arose pursuant to or are related to the Offer or the Merger. The Defendants have agreed that Hawk or its successor will pay the Plaintiffs' attorneys' fees and expenses as are awarded by the court not to exceed $450,000, subject to court approval of the Settlement Agreement and the consummation of the Offer and the Merger.

          The Defendants deny all liability with respect to the facts and claims alleged in the consolidated class action complaint, and specifically deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, the Defendants considered it desirable that the action be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims that were or could have been brought in the action being settled. In addition, Hawk desired to provide additional information to its stockholders at a time and in a manner that would not cause any delay of the Offer or the Merger. Certain of the disclosures set forth above are also being provided as a result of the MOU. The summary of the MOU is qualified in its entirety by reference to the MOU, which is filed herewith as Exhibit (a)(5)(L).

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(5)(K)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated November 23, 2010*
(a)(5)(L)	Memorandum of Understanding, dated November 23, 2010*

*
Incorporated by reference to Amendment No. 3 to Schedule TO filed by Carlisle and the Purchaser on November 23, 2010.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWK CORPORATION
By:	/s/ THOMAS A. GILBRIDE
Name: Thomas A. Gilbride
Its: Vice President—Finance and Treasurer

Dated: November 23, 2010

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.(1)(2)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(F)	Form of Summary Advertisement as published on November 1, 2010 in The New York Times.(1)
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan.(3)
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board of Hawk Corporation, dated November 1, 2010.(2)
(a)(2)(B)
Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)
(a)(5)(A)	Opinion of Harris Williams & Co., dated October 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)
(a)(5)(B)
Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(C)
Joint Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(D)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 12, 2010).
(a)(5)(E)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010).
(a)(5)(F)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(G)	Transcript of Conference Call, held October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(H)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(I)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(J)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010.(4)

Exhibit No.	Description
(a)(5)(K)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated November 23, 2010.(5)
(a)(5)(L)	Memorandum of Understanding, dated November 23, 2010.(5)
(e)(1)
Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and wholly-owned subsidiary of Carlisle, and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(2)	Confidentiality Agreement, dated July 30, 2010, by and between Harris Williams & Co. (on behalf of Hawk Corporation) and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(3)	Exclusivity Agreement, dated October 7, 2010, by and between Hawk Corporation and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(5)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(6)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(7)
First Amendment to the Amended and Restated Rights Agreement, dated as of October 14, 2010, between Hawk Corporation and ComputerShare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(8)
Second Amendment to Hawk Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(9)
Second Amendment to Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(10)
Form of Option Cancellation Letter, dated October 14, 2010, between Hawk Corporation and each of Ronald E. Weinberg, B. Christopher DiSantis, Joseph J. Levanduski, Thomas A. Gilbride, Byron S. Krantz, Dan T. Moore III and Paul R. Bishop (incorporated by reference to Exhibit 10.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).

Exhibit No.	Description
(e)(11)	Amendments to Agreements, dated as of October 14, 2010, by and between Hawk Corporation, Friction Products Co., an Ohio corporation and wholly-owned subsidiary of Hawk, and Ronald E. Weinberg (incorporated by reference to Exhibit 10.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(12)
Acknowledgment of Termination of Employment under Amended and Restated Senior Advisor Agreement, dated as of October 14, 2010, by and between Hawk Corporation and Norman C. Harbert (incorporated by reference to Exhibit 10.5 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(13)
Letter Agreement between Thomas A. Gilbride and Hawk Corporation, dated October 14, 2010 (incorporated by reference to Exhibit 10.6 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(14)
Change of Control Agreement, dated August 19, 2010, between John T. Bronstrup and Hawk Corporation (incorporated by reference to the Schedule 14D-9 filed by Hawk Corporation with the Securities and Exchange Commission on November 1, 2010).

(1)
Incorporated by reference to the Schedule TO filed by Carlisle and the Purchaser on November 1, 2010.

(2)
Included in materials mailed to the stockholders of Hawk Corporation.

(3)
Incorporated by reference to Amendment No. 1 to Schedule TO filed by Carlisle and the Purchaser on November 3, 2010.

(4)
Incorporated by reference to Amendment No. 2 to Schedule TO filed by Carlisle and the Purchaser on November 12, 2010.

(5)
Incorporated by reference to Amendment No. 3 to Schedule TO filed by Carlisle and the Purchaser on November 23, 2010.

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  Item 4. The Solicitation or Recommendation
Reconciliation of Projected Non-GAAP Financial Information (dollar amounts are in millions; all amounts are approximate)
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX